Exhibit 99.9

NICE and NICE inContact Announce CX Excellence Award Winners at
Interactions 2018, The Industry’s Largest Customer Experience Event

Winners demonstrated innovation and excellence in providing superior customer experience, personalized employee engagement and rapid adoption of innovative technologies achieving major impact across multiple categories

Hoboken, N.J., May 16, 2018 – NICE (Nasdaq: NICE) today revealed the winners of its 2018 CX Excellence Awards. This year's winners were selected for inspiring personalized engagement, exemplifying innovation and driving exceptional business performance using NICE and NICE inContact solutions. The winning companies are being announced at NICE's Interactions 2018, the largest customer service industry event, featuring 100 informative breakout sessions, renowned comedian Jay Leno as a keynote speaker and over 2,100 attendees.

The award winners represent a broad spectrum of industries, including healthcare, telecommunications, utilities, financial services, insurance, and retail. They were selected for exceptional achievements in the following categories:

Best Cloud Implementation – Implementation of NICE inContact CXone, the industry’s leading cloud customer experience platform for integrated omnichannel routing, analytics and workforce optimization to achieve business goals, reduce costs and develop best practices. The winners are:

AAA Central Penn
TechStyle Fashion Group
Young Energy / YSTA Services

Best Customer Experience – Achieving a deep understanding of the customer journey and improving customer experience using NICE solutions for omnichannel customer interaction analytics and real-time informed action. The winners are:

Alliance Data
Bluegrass Cellular
Nelnet

Best Employee Engagement Award – Enhancing workforce engagement and empowerment with NICE Adaptive Workforce Optimization solutions, demonstrating excellence in transparency, retention and motivation strategies. The winners are:

American Airlines
Capella University
U.S. Bancorp Fund Services

Business Impact – Driving measurable improvements in KPIs across multiple business areas including operational efficiency, revenue growth and customer satisfaction. The winners are:

CareSource
Northwestern Mutual
Sunrun

Rookie of the Year Award – Demonstrating best practices in advanced analytics based solutions in 2018, showing innovation and rapid ROI. The winners are:

FirstEnergy
LIQ
MoneyGram International
The Results Companies

Barak Eilam, CEO, NICE:
“Congratulations to the 2018 winners! We are very pleased to celebrate the achievements of our customers in leveraging NICE and NICE inContact solutions to engage their customers and employees, enhance their operations and improve their bottom lines. The CX Excellence Award applicants and winners, all of whom are leaders in their respective fields across a wide range of industries, are reinventing customer service even as they realize significant improvements in their businesses. As always, we are grateful to the award winners for agreeing to share their insights with the rest of our customers and partners at the annual Interactions event.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.